UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 1, 2023

RHOVE REAL ESTATE 1 LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1602921
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

629 N. High Street, 6th Floor

Columbus, Ohio 43215

(Full mailing address of principal executive offices)

 614-321-2421
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Empire Series Shares, Honokea Wave Park (Kapolei) Series Shares, Washington (Sandusky) Series Shares, City Park Quad (Columbus) Series Shares

Item 9.	Other Events

Rhove Real Estate 1 LLC (the “Company’) is not able to file its annual report on Form 1-K for the fiscal year ended December 31, 2022 (the “Annual Report”) by the deadline due to circumstances related to the sale of Roost Enterprises, Inc., the Company’s sole member (“Rhove”), on March 24, 2023, pursuant to a stock purchase agreement with reAlpha Tech Corp., Rhove and certain investor sellers of Rhove (the “Rhove Transaction”). Specifically, the Company is unable to file the Annual Report by the original filing deadline because the audit of the Company’s financial reports have not yet been completed as the Company’s audit did not begin until after the consummation of the Rhove Transaction. Accordingly, the Company will file the Annual Report as soon as possible after the completion of the audit.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RHOVE REAL ESTATE 1 LLC

	By:	/s/ Calvin Cooper
		Name:	Calvin Cooper
		Title:	Chief Executive Officer, Chief
Financial Officer, President,
Managing Director, and
Chief Investment Officer
(Principal Executive Officer,
Principal Financing Officer and
Principal Accounting Officer)

Date: May 1, 2023

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